UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

MORPHIC HOLDING, INC.

(Name of Subject Company (issuer))

RAINIER ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

61775R105

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Sharon Freiman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2024 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Rainier Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Morphic Holding, Inc., a Delaware corporation (“Morphic”), at a purchase price of $57.00 per Share, net to the stockholder in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2024, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 P.M., Eastern Time, on August 15, 2024, unless the Offer is extended or earlier terminated (such time or such subsequent time to which the expiration of the Offer is extended, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 A.M., Eastern Time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in Section 1 — “Terms of the Offer” of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

On July 25, 2024, Joseph Zappia, a purported stockholder of Morphic, filed a complaint in the United States District Court for the Northern District of California against Morphic, the individual members of the Morphic Board, the Purchaser and Lilly, captioned Zappia v. Morphic Holding, Inc., et. al., Case No. 3:24-cv-04486 (the “Zappia Complaint”). The Zappia Complaint alleges, among other things, that Morphic and the members of the Morphic Board violated Sections 14(e) of the Exchange Act by failing to disclose certain supposedly material information in the Schedule 14D-9 filed by Morphic on July 19, 2024 in connection with the Transactions, which they allege rendered the Schedule 14D-9 false and misleading. In addition, the Zappia Complaint alleges that members of the Morphic Board acted as controlling persons of Morphic within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Solicitation/Recommendation Statement. The Zappia Complaint seeks, among other things: an order enjoining the consummation of the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated and rescissory damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

On August 1, 2024, Susan Finger, a purported stockholder of Morphic, filed a complaint in the Supreme Court of the State of New York against Morphic and the individual members of the Morphic Board, captioned Finger v. Morphic Holding, Inc., et. al., Case No. 653866/2024 (the “Finger Complaint”). The Finger Complaint alleges, among other things, claims of negligent misrepresentation and concealment and negligence against Morphic and the members of the Morphic Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by Morphic on July 19, 2024 in connection with the Transactions. The Finger Complaint seeks, among other things: an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees and expenses.

On August 1, 2024, Michael Kent, a purported stockholder of Morphic, filed a complaint in the Supreme Court of the State of New York against Morphic and the individual members of the Morphic Board, captioned Kent v. Morphic Holding, Inc., et. al., Case No. 653895/2024 (the “Kent Complaint”). The Kent Complaint alleges, among other things, claims of negligent misrepresentation and concealment and negligence against Morphic and the members of the Morphic Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by Morphic on July 19, 2024 in connection with the Transactions. The Kent Complaint seeks, among other things, an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees and expenses.

Morphic has also received certain demand letters from purported stockholders of Morphic making similar assertions as the foregoing complaints. The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits may be filed against Morphic, the Morphic Board, Lilly, and Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Lilly, Purchaser and/or Morphic will not necessarily announce such additional complaints.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 5, 2024	RAINIER ACQUISITION CORPORATION

/s/ Michael C. Thompson
	Name:	Michael C. Thompson
	Title:	President and Treasurer

ELI LILLY AND COMPANY

/s/ Gordon J. Brooks
	Name:	Gordon J. Brooks
	Title:	Interim Chief Financial Officer